                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                ----------------


                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______ to _______

                         Commission file number 0-26058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ROMAC INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           ROMAC INTERNATIONAL, INC.
                            120 WEST HYDE PARK PLACE
                                TAMPA, FL 33606

ROMAC INTERNATIONAL, INC.
401(k) RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                              Page(s)
                                                                              -------
Report of Independent Certified Public Accountants                                2

Financial Statements

    Statements of Net Assets Available for Benefits                               3

    Statements of Changes in Net Assets Available for Benefits                    4

    Notes to Financial Statements                                              5-10

Supplemental Schedules *

    Line 27a - Schedule of Assets Held for Investment Purposes
    December 31, 1998                                                         11-13

    Line 27d - Schedule of Reportable Transactions
    for the Year Ended December 31, 1998                                         14
Signature                                                                        15




* Other schedules required by 29 CFR 2520.103 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been presented because they were not applicable, and thus not required.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Participants and Administrator of the Romac International, Inc. 401(k) Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Romac International, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and for the period from inception (October 1, 1997) through December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
November 18, 1999

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                             DECEMBER 31,
                                                       1998                 1997
Investments at fair value:
  Money market funds                              $    488,898          $         --
  Collective trust                                  13,001,673             6,228,389
  Mutual funds                                      41,790,501            36,710,422
  Romac International, Inc. common stock            51,236,202            75,171,960
  Common stock investments                           1,600,912                    --
  Participant loans                                    200,384                 6,138
                                                  ------------          ------------
      Total investments at fair value              108,318,570           118,116,909
                                                  ------------          ------------
Receivables:
  Employer contributions                               466,590               136,025
  Employee contributions                               156,346               119,456
  Accrued interest/dividends                             8,849                 1,430
                                                  ------------          ------------
      Total receivables                                631,785               256,911

Cash and cash equivalents                              721,030                    --
                                                  ------------          ------------

Net assets available for benefits                 $109,671,385          $118,373,820
                                                  ============          ============


   The accompanying notes are an integral part of these financial statements.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                                                                   FOR THE PERIOD
                                                                                                   FROM INCEPTION
                                                                             FOR THE             (OCTOBER 1, 1997)
                                                                            YEAR ENDED               THROUGH
                                                                           DECEMBER 31,             DECEMBER 31,
                                                                               1998                     1997
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair value of investments          $  12,997,832           $  (1,357,335)
    Interest and dividends                                                    4,733,239               3,941,509
    Loan interest                                                                 4,910                     178
                                                                          -------------           -------------
                                                                             17,735,981               2,584,352
  Contributions:
    Participant                                                               8,153,845                 767,696
    Employer                                                                  1,779,595               1,024,095
                                                                          -------------           -------------
      Total contributions                                                     9,933,440               1,791,791

  Transfer due to Plan merger                                                 5,090,369             113,997,677
                                                                          -------------           -------------
      Total additions                                                        32,759,790             118,373,820
                                                                          -------------           -------------
Deductions from net assets attributed to:
  Benefits paid to participants                                             (41,443,179)                     --
  Administrative expenses                                                       (19,046)                     --
                                                                          -------------           -------------
      Total deductions                                                      (41,462,225)                     --
                                                                          -------------           -------------

  Net (decrease) increase                                                    (8,702,435)            118,373,820
  Net assets available for benefits:
    Beginning of period                                                     118,373,820                      --
                                                                          -------------           -------------

    End of period                                                         $ 109,671,385           $ 118,373,820
                                                                          =============           =============

   The accompanying notes are an integral part of these financial statements.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  MERGER OF ROMAC INTERNATIONAL, INC. AND SOURCE SERVICES CORPORATION

    Effective April 20, 1998, the sponsor of the Romac International, Inc. Employees' 401(k) Retirement Savings Plan (the "Romac Plan"), Romac International, Inc. (the "Company"), consummated a merger with Source Services Corporation ("Source"), with the Company being the surviving entity. Effective July 1, 1998, the Romac Plan was merged into the Source Services Corporation 401(k) and Profit Sharing Retirement Plan (the "Source Plan") which was amended and restated and renamed the Romac International, Inc. 401(k) Retirement Savings Plan (the "Plan").

    Subsequent to June 30, 1998, there was no activity in the Romac Plan except for the asset transfer in the amount of $5,090,369 on October 8, 1998.

    At December 31, 1998, the Plan held 2,302,751 shares of Company common stock, representing approximately 5% of the Company's outstanding common stock.

2.  DESCRIPTION OF THE PLAN

    The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. Copies of the Plan document are available from the Company.

General

    The Plan was established effective October 1, 1997 when the Source Services Corporation Employees' Profit Sharing Plan and the Source Services Corporation 401(k) Profit Sharing Plan merged and transferred all investments to the Plan. The Plan is a defined contribution plan covering substantially all fulltime employees on a U.S. payroll, except those subject to a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Company. Merrill Lynch Trust Company ("Trustee") is the trustee and record keeper of the Plan.

Contributions

    Participants may contribute up to 15% of their compensation for the year, as defined. For the period from inception (October 1, 1997) through December 31, 1997, the Company matched 100% of the first 2%, 75% of the next 2%, and 50% of the next 2% of eligible salary elected to be contributed by the participant. For the period from January 1, 1998 to June 30, 1998, the Company matched 100% of the first 3%, and 50% of the next 2% of eligible salary elected to be contributed by the participant. Beginning July 1, 1998, Company matching contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Internal Revenue Code (the "Code"). Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. The Company made matching contributions equal to 10% of participant contributions for the period to all participants still employed at December 31, 1998.

    The Company may at its discretion make profit sharing contributions to the Plan. Such contributions are allocated to individual participant accounts based on compensation, as defined. There were no profit sharing contributions to the Plan for the years ended December 31, 1998 and 1997.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee's discretion into the investment options described below. Investment elections may be changed by the employee at any time.

    - Merrill Lynch Retirement Preservation Trust - A collective trust maintained by Merrill Lynch that seeks to provide preservation of participant's investments, liquidity, and current income that is typically higher than money market funds. The fund invests primarily in a broadly-diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S government and U.S. government agency securities.

    - MFS Total Return Fund - A fund which seeks above-average income growth consistent with the prudent employment of capital and may invest up to 20% of its total assets in high-yield securities, as well as 20% of its total assets in foreign and emerging market securities.

    - Alliance Growth and Income Fund - A fund which seeks income and capital appreciation by investing primarily in dividend-paying common stock of high quality companies.

    - Alliance Quasar Fund - A fund which seeks growth of capital by investing principally in equity securities issued by predominantly small companies within any industry which fund management believes has capital appreciation potential.

    - Templeton Foreign Fund - A fund which seeks long term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the Unites States.

    - Merrill Lynch Special Value Fund - A fund which seeks long term growth of capital by emphasizing securities of relatively small-market capitalization companies, as well as emerging growth companies, that fund management believe have special investment value, regardless of size.

    - Merrill Lynch Corporate Bond Fund - A fund which seeks capital appreciation by investing primarily in investment grade corporate fixed-income securities with a maximum remaining maturity of 10 years.

    - Self-Directed Fund - An investment option permitting participants to invest in investments other than those listed above (including investments in common stocks, money market funds and mutual funds).

    - Romac International, Inc. Common Stock - An investment option permitting participants to invest in Company common stock.

Participant accounts

    Each participant's account is credited with the participant's contributions, the Company's matching contribution, allocation of profit sharing contributions made by the Company and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant's account balance is reduced for any participant withdrawals.

Rollovers

    All employees expected to meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer's qualified retirement plan or a conduit IRA.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Vesting

    Participants are immediately vested in their contributions and profit sharing contributions plus actual earnings thereon. Company contributions and earnings vest at 10%, 30%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested upon:

    -   Normal retirement
    -   Total disability
    -   Death
    -   Completion of five years of vesting service

In-service withdrawals

    Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

    -   Age 59 1/2
    -   Financial hardship
    -   Withdrawals from profit sharing account

Plan termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all Participants' accounts have been completely distributed to each Participant (or their designated beneficiary) in accordance with the Plan.

Loans

    Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant's highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant's vested account balance. The minimum amount for a loan is $1,000.

    Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default.

    The loans are secured by the balance in the participant's account and bear interest at 9.5% at December 31, 1998 and 1997.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Payment of benefits

    On termination of service, a participant may elect one of the following payment options:

    -   Immediate single-sum payment
    - Deferred single-sum payment of the vested Profit Sharing account of quota or professional employees. The deferral period is defined as the period beginning with the date such participant terminates employment and ending on the third anniversary thereof or the date such participant dies, incurs a total disability, or attains fifty-five years of age, whichever is earlier.

    Additionally, participants of the Plan who were initially participants of the Romac Plan may elect to receive equal installments over a period not to exceed the participant's (or participant's beneficiary's) life expectancy determined at the time of distribution.

    At December 31, 1998, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited accounts

    Nonvested balances resulting from Company contributions will be forfeited upon the participant's termination and distribution of the participant's vested account balance. In addition, the nonvested portion of a terminated participant's account balance shall be forfeited on the last day of the Plan year in which the participant incurred his fifth consecutive one-year break in service and may not be restored upon re-entry into the Plan. Forfeited balances will be used to offset future Company matching contributions. For the year ended December 31, 1998, Company matching contributions were reduced by $302,300 from forfeited nonvested accounts.

3.  SUMMARY OF ACCOUNTING POLICIES

Basis of accounting

    The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

    The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in the net assets available for Plan benefits. Actual results could differ from those estimates.

Valuation of investments

    The Plan's investments are stated at fair value, based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Contributions

    Employee contributions are recorded when salary or bonus is earned. Beginning July 1, 1998, matching Company contributions are recorded when authorized (Note 2).

    Purchases and sales of securities are recorded on a trade-date basis.

Payment of benefits

    Benefits are recorded when paid.

Expenses of Plan

    Certain expenses incurred in the administration of the Plan are paid by the Plan. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

4.  STATEMENT OF POSITION 99-3

    The Company elected to early adopt the provisions of Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirement to separately disclose participant-directed investment programs as a separate fund in the financial statements in columnar form or in the related disclosures.

5.  INVESTMENTS

    The following presents investments that represent 5% or more of the Plan's net assets. The following financial data has been certified by the Trustee, in accordance with 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


                                                                              DECEMBER 31,
         DESCRIPTION OF INVESTMENT                                        1998            1997
    Merrill Lynch Retirement Preservation Trust                       $ 13,001,673    $  6,228,389
    Alliance Growth and Income Fund                                     21,532,270      17,558,447
    Templeton Foreign Fund                                               6,691,765       8,564,816
    Romac International, Inc. Common Stock                              51,236,202      75,171,960

    The Plan's investments, including gains and losses on investments purchased, sold and held during the year, appreciated (depreciated) in value as follows:


                                                                YEAR ENDED       PERIOD ENDED
                                                               DECEMBER 31,      DECEMBER 31,
                                                                   1998              1997
    Mutual Funds                                              $    (755,304)   $   (5,268,015)
    Romac International, Inc. common stock                       13,534,182         3,910,680
    Common stock investments                                        218,954                 -
                                                              -------------    --------------
                                                              $  12,997,832    $   (1,357,335)
                                                              =============    ==============

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                            DECEMBER 31,
                                                         1998          1997
    Net Assets:
      Participant loans                              $  200,384     $   6,138



                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1998
    Changes in Net Assets:
      Benefits paid to participants                              $    (5,421)
      Net transfers from participant-directed investments            199,667
                                                                 $   194,246

7.  RELATED PARTY TRANSACTIONS

    Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $19,046 for the year ended December 31, 1998.

8.  TAX STATUS OF THE PLAN

    The Internal Revenue Services has determined and informed the Company by a letter dated June 8, 1999 that the Plan and related trust is designed in accordance with the Code. The Plan has been amended since receiving the determination letter. However, it is the position of the Company that the Plan has been operated in accordance with the Code and ERISA requirements and, therefore, will be considered exempt from federal income taxes. Accordingly, income taxes have not been provided for in the accompanying financial statements.

9.  FINANCIAL DATA CERTIFIED BY THE TRUSTEE

    All data which is included in the accompanying financial statements and notes to financial statements and schedules relating to investment transactions and activity has been certified by the Trustee as being complete and accurate, except for adjustments made by the Company to conform the Trustee certified financial statements to an accrual basis of accounting.

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
DECEMBER 31, 1998                                                     SCHEDULE I
--------------------------------------------------------------------------------


                                                     (c) Description of investment
                                                    including maturity date, rate of
          (b) Identity of Issue, Borrower, Lessor    interest, collateral, par, or
   (a)                 or Similar Party                       maturity value               (d) Cost            (e) Current Value
--------------------------------------------------------------------------------------------------------------------------------
   (*)    Romac International, Inc Common Stock     Common Stock                       $   21,487,633          $    51,236,202

   (*)    Merrill Lynch Preservation Trust          Collective Trust                       13,001,673               13,001,673

          MFS Total Return Fund                     Mutual Fund                             5,318,999                5,023,958
          Alliance Growth and Income Fund           Mutual Fund                            20,279,203               21,532,270
          Alliance Quasar Fund                      Mutual Fund                             1,919,228                1,754,569
          Templeton Foreign Fund                    Mutual Fund                             7,554,073                6,691,765
   (*)    Merrill Lynch Special Value Fund          Mutual Fund                             5,215,073                4,673,335
   (*)    Merrill Lynch Corporate Bond Fund         Mutual Fund                             2,030,778                2,040,257

          Alliance Technology Fund                  Self Directed Mutual Fund                   1,111                    1,331
   (*)    Merrill Lynch S&P 500 Index Fund          Self Directed Mutual Fund                  59,357                   63,563
          Pioneer Growth Shares Inc                 Self Directed Mutual Fund                   7,403                    7,873
          Seligman High Income FD                   Self Directed Mutual Fund                   1,565                    1,580

          3Com Corp Del PV                          Self Directed Equity Investments            4,322                    4,481
          Airtouch Communications                   Self Directed Equity Investments           13,462                   18,109
          Amazon Com Inc                            Self Directed Equity Investments           12,799                   16,061
          America Online Inc                        Self Directed Equity Investments           68,691                  127,821
          Apollo Group Inc                          Self Directed Equity Investments              929                    1,355
          Applied Material Inc                      Self Directed Equity Investments              620                      597
          Atlantic Richfld Co                       Self Directed Equity Investments           17,321                   16,343
          Ascend Communications                     Self Directed Equity Investments           12,064                   13,741
          Aura Systems Inc                          Self Directed Equity Investments           22,999                   11,500
          Axent Technologies Inc                    Self Directed Equity Investments              636                      764
          Bankboston Corp                           Self Directed Equity Investments          196,124                   20,831
          Barnes and Noble Inc                      Self Directed Equity Investments              985                    1,275
          Best Buy Co Inc                           Self Directed Equity Investments            1,481                    1,841
          Biocontrol Technology Inc                 Self Directed Equity Investments            1,050                      396
          Boeing Company                            Self Directed Equity Investments            3,935                    3,262
          Carnival Corporation Pan                  Self Directed Equity Investments            3,753                    4,800
          CBS Corp                                  Self Directed Equity Investments            3,336                    3,773
          Cendant Corp                              Self Directed Equity Investments            1,966                    1,931
          Chevron Corp                              Self Directed Equity Investments           15,988                   16,586
          Cisco Systems Inc                         Self Directed Equity Investments          212,429                  300,246
          Citigroup Inc                             Self Directed Equity Investments            1,616                    1,739
          CMAC Investment Corp                      Self Directed Equity Investments              442                      459
          CMGI Inc Corp                             Self Directed Equity Investments           76,543                   68,479
          Compaq Computer Corp                      Self Directed Equity Investments           33,931                   42,021
          Computer Science Corp                     Self Directed Equity Investments            1,276                    1,285
          CVS Corp Delaware                         Self Directed Equity Investments            4,735                    5,500

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
DECEMBER 31, 1998                                                     SCHEDULE I
--------------------------------------------------------------------------------

                                                     (c) Description of investment
                                                    including maturity date, rate of
          (b) Identity of Issue, Borrower, Lessor    interest, collateral, par, or
   (a)                 or Similar Party                       maturity value               (d) Cost            (e) Current Value
--------------------------------------------------------------------------------------------------------------------------------
          Dell Computer Corp                         Self Directed Equity Investments   $       91,150          $       107,510
          Diamond Offshore Drilling                  Self Directed Equity Investments              582                      592
          Ebay Inc                                   Self Directed Equity Investments              887                    1,206
          EMC Corp Mass                              Self Directed Equity Investments           22,008                   34,000
          Exxon Corp                                 Self Directed Equity Investments            6,303                    7,312
          Fannie May                                 Self Directed Equity Investments           14,220                   14,800
          Fifth Third                                Self Directed Equity Investments            5,560                    7,131
          General Motors                             Self Directed Equity Investments            7,260                    7,156
          General Electric                           Self Directed Equity Investments           44,617                   49,164
          Gilette Co                                 Self Directed Equity Investments            4,408                    4,915
          GTE Corp                                   Self Directed Equity Investments              640                      650
          Halliburton Company                        Self Directed Equity Investments            4,192                    3,406
          Hasbro Inc                                 Self Directed Equity Investments              322                      361
          Herman Miller Inc                          Self Directed Equity Investments           15,385                   13,437
          Home Depot Inc                             Self Directed Equity Investments           35,478                   47,435
          Household Intl Inc                         Self Directed Equity Investments            7,395                    7,925
          Intel Corp                                 Self Directed Equity Investments           90,088                   97,220
          Inter Tel Inc                              Self Directed Equity Investments              427                      467
          Jefferson Pilot Corp                       Self Directed Equity Investments            5,710                    7,500
          Johnson & Johnson                          Self Directed Equity Investments            7,946                    7,884
          Kaufman & Broad Home Crp                   Self Directed Equity Investments            1,792                    1,897
          Level 3 CMNCATNS DEL                       Self Directed Equity Investments            1,126                    1,379
          Lowes Companies Inc                        Self Directed Equity Investments              870                    1,022
          LS Cap Corp                                Self Directed Equity Investments            1,049                      529
          Lucent Technologies                        Self Directed Equity Investments          101,463                  126,316
          Main Street AC Inc                         Self Directed Equity Investments            1,876                      411
          Micron Electronics Inc                     Self Directed Equity Investments              363                      346
          Microsoft Corp                             Self Directed Equity Investments           21,982                   29,816
          Midcap SPDR TR                             Self Directed Equity Investments           44,913                   49,979
          MCI Worldcom Inc                           Self Directed Equity Investments           23,808                   28,700
          Naxos Resources Ltd                        Self Directed Equity Investments           48,522                    4,896
          New Era of Networks                        Self Directed Equity Investments            1,184                    1,760
          Onsale Inc                                 Self Directed Equity Investments              627                      640
          Oracle Corp                                Self Directed Equity Investments              579                      646
          Peoplesoft Inc                             Self Directed Equity Investments           10,300                    9,468
          Perceptron Inc                             Self Directed Equity Investments           58,405                   58,300
          Pfizer Inc Del                             Self Directed Equity Investments           14,278                   15,625
          Philip Morris                              Self Directed Equity Investments            5,970                    7,222
          Procter Gamble                             Self Directed Equity Investments           39,113                   45,795
          Robert Half                                Self Directed Equity Investments            7,695                    7,695

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
--------------------------------------------------------------------------------
DECEMBER 31, 1998                                                     SCHEDULE I
--------------------------------------------------------------------------------


                                                     (c) Description of investment
                                                    including maturity date, rate of
          (b) Identity of Issue, Borrower, Lessor    interest, collateral, par, or
   (a)                 or Similar Party                       maturity value               (d) Cost            (e) Current Value
--------------------------------------------------------------------------------------------------------------------------------
          Safeguard Scientifcs                       Self Directed Equity Investments   $       2,510          $          2,743
          Sante Fe Intl Corp                         Self Directed Equity Investments             598                       725
          Schlumberger Ltd                           Self Directed Equity Investments           6,185                     4,637
          SCI Sys Inc                                Self Directed Equity Investments           8,682                    11,550
          Staples Inc                                Self Directed Equity Investments           7,663                     9,174
          State Street Corp                          Self Directed Equity Investments          19,286                    21,037
          Sterling Commerce Inc                      Self Directed Equity Investments             515                       675
          Tektronix Inc                              Self Directed Equity Investments             542                       601
          Tidewater Inc                              Self Directed Equity Investments             574                       579
          Travelers PPTY Casualty                    Self Directed Equity Investments             286                       310
          USG Corp Com                               Self Directed Equity Investments             485                       509
          Vantive Corp                               Self Directed Equity Investments           7,975                     8,000
          Wal Mart Stores Inc                        Self Directed Equity Investments           9,706                    10,261
          Walt Disney                                Self Directed Equity Investments          27,474                    30,026
          Waste Management Inc                       Self Directed Equity Investments             431                       466
          XOOM Com Inc                               Self Directed Equity Investments             671                       726
          Yahoo Inc                                  Self Directed Equity Investments             959                     1,184

          CMA Money Fund                             Self Directed Money Market Fund          488,898                   488,898

   (*)    Participant Loans                          Interest at 9.5%                         200,384                   200,384
                                                                                        -------------           ---------------

                                                                                        $  78,947,336           $   108,318,570
                                                                                        =============           ===============

   (*)    Represents a party-in-interest

ROMAC INTERNATIONAL, INC.
401(K) RETIREMENT SAVINGS PLAN

LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS**
--------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1998                                 SCHEDULE II
--------------------------------------------------------------------------------


                                                                                                     (f) Expense
Party in                                    (b) Description  (c) Purchase    (d) Selling  (e) Lease  Incurred in
Interest   (a) Identity of Party Involved       of Assets        Price           Price      Rental   Transaction  (g) Cost of Asset

  (*)     Romac International, Inc. Common     Equity         $21,071,150   $          -   $      -   $       -    $    21,071,150
          Stock                                                         -     45,062,628          -           -         11,366,398

  (*)     Merrill Lynch Presevation Trust   Collective Trust   26,321,919              -          -           -         26,321,919
                                                                        -     19,619,488          -           -         19,616,488

          Templeton Foreign Fund              Mutual Fund       5,210,734            -            -           -          5,210,734
                                                                        -      6,181,586          -           -          7,350,440

          MFS Total Return Fund               Mutual Fund       3,810,127              -          -           -          3,810,127
                                                                        -      4,018,146          -           -          4,128,100

          Alliance Growth and Income Fund     Mutual Fund      15,600,294              -          -           -         15,600,294
                                                                        -     13,423,360          -           -         14,365,082


                                                (h) Current
                                              Value of Asset
Party in                                      on Transaction
Interest  (a) Identity of Party Involved            Date              (i) Net Gain/Loss

  (*)     Romac International, Inc. Common     $  21,071,150             $          -
          Stock                                   45,062,628               33,696,230

  (*)     Merrill Lynch Presevation Trust         26,321,919                        -
                                                  19,616,488                        -

          Templeton Foreign Fund                   5,210,734                        -
                                                   6,181,586               (1,168,854)

          MFS Total Return Fund                    3,810,127                        -
                                                   4,018,146                 (109,954)

          Alliance Growth and Income Fund         15,600,294                        -
                                                  13,423,360                 (941,722)

          (*) Represents a party-in-interest
          (**) Transaction or series of transactions in excess of five percent of the current value of the Plan's net assets as of December 31, 1997 as defined Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURE

The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       Romac International, Inc. 401(k) Retirement Savings Plan
                                             (Name of Plan)

December 15, 1999      /s/ William L. Sanders
-----------------      --------------------------------------------------------
     (Date)                William L. Sanders, Vice President and
                           Chief Financial Officer

                           Romac International, Inc., Administrator of the Plan.

                                 EXHIBIT INDEX


Number         Exhibit                                                         Page
------         -------                                                         ----
23             Consent of Independent Certified Public Accountants              17